UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

60 Tower Rd., Waltham, MA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Results of the Annual General Meeting of Shareholders

On December 4, 2025, Nano Dimension Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”). The Company’s issued and outstanding capital consists of 278,517,546 ordinary shares of a nominal value NIS 5.00 each (“Ordinary Shares”) outstanding as of October 14, 2025 (the “Record Date”), of which 68,182,779 are un-votable treasury shares, and 210,334,767 are votable shares. At the Meeting, a total of 62,405,938 Ordinary Shares were voted by the shareholders, constituting more than twenty-five percent of the Company’s issued and outstanding capital constituting quorum. The shareholders of the Company approved all proposals, and the results are as follows:

Proposal No. 1	To approve the re-appointment of firm KPMG LLP, as the Company’s independent auditor firm until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting of shareholders;

For	Against	Abstain
59,431,731	2,726,613	247,594

Proposal No. 2a	To approve the re-election of Mr. David Stehlin to serve on the Company’s Board of Directors as Class II director for a three-year term until the Company’s 2028 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier;

For	Against	Abstain
56,625,094	5,111,683	665,261

Proposal No. 2b	To approve the re-election of Mr. Andy Sriubas to serve on the Company’s Board of Directors as Class II director for a three-year term until the Company’s 2028 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier;

For	Against	Abstain
56,318,744	5,260,185	713,925

Proposal No. 2c	To approve the re-election of Mr. Phillip Borenstein to serve on the Company’s Board of Directors as Class III director until the Company’s 2026 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier;

For	Against	Abstain
56,775,573	4,892,639	684,568

Proposal No. 3	To approve the annual compensation for the Company’s Board of Directors;

For	Against	Abstain
42,713,024	18,494,570	1,170,862

Proposal No. 4	To approve payments to certain members of the Company’s Board of Directors for their services on the Board in the fiscal year of 2024;

For	Against	Abstain
48,181,213	12,464,471	1,746,356

Proposal No. 5	To approve a bonus grant of RSUs to certain members of the Board of Directors;

For	Against	Abstain
41,437,770	19,649,843	1,304,042

Proposal No. 6	To approve a bonus grant of RSUs to a member of the Board of Directors for their service on the Company’s Independent Claims Committee;

For	Against	Abstain
41,241,188	19,626,558	1,533,852

Proposal No. 7	To approve a bonus grant of RSUs to a member of the Board of Directors for their service on the Company’s Special Strategic Committee;

For	Against	Abstain
41,543,564	19,552,562	1,277,240

Proposal No. 8	To approve the compensation terms and appointment of the Company’s Chief Executive Officer, Mr. David Stehlin;

For	Against	Abstain
42,690,158	18,800,580	867,941

Proposal No. 9	To approve and ratify the compensation terms of the Company’s former Chief Executive Officer, Mr. Ofir Baharav (this resolution is required under Israeli law, even though Mr. Baharav’s employment agreement has been terminated and is no longer in effect);

For	Against	Abstain
42,920,959	18,106,019	1,364,884

Proposal No. 10	To approve an extension of the Company’s Employee Stock Option Plan (2015);

For	Against	Abstain
44,189,441	17,254,020	955,527

Proposal No. 11	To approve an amendment to the Company’s indemnification agreement; and

For	Against	Abstain
51,182,666	9,826,423	1,379,858

Proposal No. 12	To approve an increase to the amount of coverage under the Company’s D&O liability insurance policy.

For	Against	Abstain
53,484,346	7,899,186	921,344

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

About Nano Dimension Ltd.

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension Ltd. (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This furnishing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nano Dimension Ltd. (Registrant)

Date: December 4, 2025	By:	/s/ John Brenton
John Brenton
Chief Financial Officer